SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 8)

Under the Securities Exchange Act of 1934*

MBIA Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

55262C100

(CUSIP Number)

ROBERT B. KNAUSS, ESQ.

WARBURG PINCUS LLC

450 LEXINGTON AVENUE

NEW YORK, NY 10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

MARK VEBLEN, ESQ.

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET

NEW YORK, NY 10019

(212) 403-1000

May 18, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Warburg Pincus Private Equity X, L.P. I.R.S. Identification Nos. of Above Persons (Entities Only) 26-0849130

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 47,533,294†§

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 47,533,294†§

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,533,294†§

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13	Percent of Class Represented by Amount in Row (11) 25.9%†§*

14	Type of Reporting Person* PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

§ Includes warrants held by Warburg Pincus Private Equity X, L.P. (“WP X”) that are exercisable for a total of 1,910,417 shares of Common Stock of MBIA Inc. (“MBIA”).

*Calculation based on the total number of shares of Common Stock of MBIA outstanding calculated as the sum of 181,668,923 shares of Common Stock of MBIA outstanding as of May 5, 2015, based on information included in MBIA’s Prospectus Supplement, dated May 18, 2015, and filed with the U.S. Securities and Exchange Commission, plus the 1,910,417 shares of Common Stock of MBIA for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1	Names of Reporting Persons. Warburg Pincus X, L.P. I.R.S. Identification Nos. of Above Persons (Entities Only) 26-0403670

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 47,533,294†§

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 47,533,294†§

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,533,294†§

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13	Percent of Class Represented by Amount in Row (11) 25.9%†§*

14	Type of Reporting Person* PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

§ Includes warrants held by WP X that are exercisable for a total of 1,910,417 shares of Common Stock of MBIA.

*Calculation based on the total number of shares of Common Stock of MBIA outstanding calculated as the sum of 181,668,923 shares of Common Stock of MBIA outstanding as of May 5, 2015, based on information included in MBIA’s Prospectus Supplement, dated May 18, 2015, and filed with the U.S. Securities and Exchange Commission, plus the 1,910,417 shares of Common Stock of MBIA for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1	Names of Reporting Persons. Warburg Pincus X GP L.P. I.R.S. Identification Nos. of Above Persons (Entities Only) 26-0403605

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 47,533,294†§

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 47,533,294†§

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,533,294†§

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13	Percent of Class Represented by Amount in Row (11) 25.9%†§*

14	Type of Reporting Person* PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

§ Includes warrants held by WP X that are exercisable for a total of 1,910,417 shares of Common Stock of MBIA.

*Calculation based on the total number of shares of Common Stock of MBIA outstanding calculated as the sum of 181,668,923 shares of Common Stock of MBIA outstanding as of May 5, 2015, based on information included in MBIA’s Prospectus Supplement, dated May 18, 2015, and filed with the U.S. Securities and Exchange Commission, plus the 1,910,417 shares of Common Stock of MBIA for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1	Names of Reporting Persons. WPP GP LLC I.R.S. Identification Nos. of Above Persons (Entities Only) 47-2029791

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 47,533,294†§

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 47,533,294†§

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,533,294†§

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13	Percent of Class Represented by Amount in Row (11) 25.9%†§*

14	Type of Reporting Person* OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

§ Includes warrants held by WP X that are exercisable for a total of 1,910,417 shares of Common Stock of MBIA.

*Calculation based on the total number of shares of Common Stock of MBIA outstanding calculated as the sum of 181,668,923 shares of Common Stock of MBIA outstanding as of May 5, 2015, based on information included in MBIA’s Prospectus Supplement, dated May 18, 2015, and filed with the U.S. Securities and Exchange Commission, plus the 1,910,417 shares of Common Stock of MBIA for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1	Names of Reporting Persons. Warburg Pincus Partners, L.P. I.R.S. Identification Nos. of Above Persons (Entities Only) 13-4069737

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 47,533,294†§

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 47,533,294†§

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,533,294†§

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13	Percent of Class Represented by Amount in Row (11) 25.9%†§*

14	Type of Reporting Person* PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

§ Includes warrants held by WP X that are exercisable for a total of 1,910,417 shares of Common Stock of MBIA.

*Calculation based on the total number of shares of Common Stock of MBIA outstanding calculated as the sum of 181,668,923 shares of Common Stock of MBIA outstanding as of May 5, 2015, based on information included in MBIA’s Prospectus Supplement, dated May 18, 2015, and filed with the U.S. Securities and Exchange Commission, plus the 1,910,417 shares of Common Stock of MBIA for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1	Names of Reporting Persons. Warburg Pincus Partners GP LLC I.R.S. Identification Nos. of Above Persons (Entities Only) 47-1971658

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 47,533,294†§

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 47,533,294†§

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,533,294†§

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13	Percent of Class Represented by Amount in Row (11) 25.9%†§*

14	Type of Reporting Person* OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

§ Includes warrants held by WP X that are exercisable for a total of 1,910,417 shares of Common Stock of MBIA.

*Calculation based on the total number of shares of Common Stock of MBIA outstanding calculated as the sum of 181,668,923 shares of Common Stock of MBIA outstanding as of May 5, 2015, based on information included in MBIA’s Prospectus Supplement, dated May 18, 2015, and filed with the U.S. Securities and Exchange Commission, plus the 1,910,417 shares of Common Stock of MBIA for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1	Names of Reporting Persons. Warburg Pincus & Co. I.R.S. Identification Nos. of Above Persons (Entities Only) 13-6358475

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 47,533,294†§

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 47,533,294†§

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,533,294†§

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13	Percent of Class Represented by Amount in Row (11) 25.9%†§*

14	Type of Reporting Person* PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

§ Includes warrants held by WP X that are exercisable for a total of 1,910,417 shares of Common Stock of MBIA.

*Calculation based on the total number of shares of Common Stock of MBIA outstanding calculated as the sum of 181,668,923 shares of Common Stock of MBIA outstanding as of May 5, 2015, based on information included in MBIA’s Prospectus Supplement, dated May 18, 2015, and filed with the U.S. Securities and Exchange Commission, plus the 1,910,417 shares of Common Stock of MBIA for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1	Names of Reporting Persons. Warburg Pincus LLC I.R.S. Identification Nos. of Above Persons (Entities Only) 13-3536050

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 47,533,294†§

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 47,533,294†§

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,533,294†§

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13	Percent of Class Represented by Amount in Row (11) 25.9%†§*

14	Type of Reporting Person* OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

§ Includes warrants held by WP X that are exercisable for a total of 1,910,417 shares of Common Stock of MBIA.

*Calculation based on the total number of shares of Common Stock of MBIA outstanding calculated as the sum of 181,668,923 shares of Common Stock of MBIA outstanding as of May 5, 2015, based on information included in MBIA’s Prospectus Supplement, dated May 18, 2015, and filed with the U.S. Securities and Exchange Commission, plus the 1,910,417 shares of Common Stock of MBIA for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1	Names of Reporting Persons. Charles R. Kaye I.R.S. Identification Nos. of Above Persons (Entities Only)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 47,533,294†§

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 47,533,294†§

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,533,294†§

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13	Percent of Class Represented by Amount in Row (11) 25.9%†§*

14	Type of Reporting Person* IN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

§ Includes warrants held by WP X that are exercisable for a total of 1,910,417 shares of Common Stock of MBIA.

*Calculation based on the total number of shares of Common Stock of MBIA outstanding calculated as the sum of 181,668,923 shares of Common Stock of MBIA outstanding as of May 5, 2015, based on information included in MBIA’s Prospectus Supplement, dated May 18, 2015, and filed with the U.S. Securities and Exchange Commission, plus the 1,910,417 shares of Common Stock of MBIA for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1	Names of Reporting Persons. Joseph P. Landy I.R.S. Identification Nos. of Above Persons (Entities Only)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 47,533,294†§

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 47,533,294†§

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,533,294†§

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13	Percent of Class Represented by Amount in Row (11) 25.9%†§*

14	Type of Reporting Person* IN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

§ Includes warrants held by WP X that are exercisable for a total of 1,910,417 shares of Common Stock of MBIA.

*Calculation based on the total number of shares of Common Stock of MBIA outstanding calculated as the sum of 181,668,923 shares of Common Stock of MBIA outstanding as of May 5, 2015, based on information included in MBIA’s Prospectus Supplement, dated May 18, 2015, and filed with the U.S. Securities and Exchange Commission, plus the 1,910,417 shares of Common Stock of MBIA for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

This Amendment No. 8 (this “Amendment”) further amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission on February 8, 2008 and as amended by Amendment No. 1 on February 14, 2008, by Amendment No. 2 on March 9, 2009, by Amendment No. 3 on March 13, 2009, by Amendment No. 4 on December 10, 2009, by Amendment No. 5 on August 8, 2013, by Amendment No. 6 on February 2, 2015 and by Amendment No. 7 on  February 9, 2015 (as amended, this “Schedule 13D”) and is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership and its affiliated partnership (“WP X”), Warburg Pincus X, L.P., a Delaware limited partnership (“WP X LP”) and the general partner of WP X, Warburg Pincus X GP L.P., a Delaware limited partnership (“WP X GP”) and the general partner of WP X LP, WPP GP LLC, a Delaware limited liability company (“WPP GP”) and the general partner of WP X GP, Warburg Pincus Partners, L.P., a Delaware limited partnership (“WP Partners”) and the managing member of WPP GP, Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WPP GP LLC”) and the general partner of WP Partners, Warburg Pincus & Co., a New York general partnership (“WP”) and the managing member of WPP GP LLC, Warburg Pincus LLC, a New York limited liability company (“WP LLC”) that manages WP X, and Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Managing Member and Co-Chief Executive Officer of WP LLC (each of the foregoing, a “Warburg Pincus Reporting Person” and collectively, the “Warburg Pincus Reporting Persons”). Messrs. Kaye and Landy may be deemed to control WP X, WP X LP, WP X GP, WPP GP, WP Partners, WPP GP LLC, WP and WP LLC. This Amendment relates to the common stock, par value $1.00 per share (the “Common Stock”), of MBIA Inc., a Connecticut corporation (“MBIA”). Unless otherwise indicated herein, each capitalized term used but not otherwise defined in this Amendment shall have the meaning ascribed to such term in the Schedule 13D.

Item 4.       Purpose of the Transaction

Item 4 is hereby amended by adding the following at the end thereof:

On May 18, 2015, WP X entered into an Underwriting Agreement, dated May 18, 2015 among MBIA, WP X and BTIG, LLC (the “Underwriter”) pursuant to which WP X agreed to sell to the Underwriter, and the Underwriter agreed to purchase from WP X, 27,250,000 shares of Common Stock of MBIA at a price of $8.73 per share, for aggregate total proceeds to WP X of $237,892,500.  The Underwriter intends to offer the Common Stock of MBIA to third party investors pursuant to a prospectus supplement (to the prospectus included in the Registration Statement on Form S-3 (File No. 333-190737) filed by MBIA on August 20, 2013) filed on May 18, 2015 pursuant to Rule 424(b)(7) by MBIA (the “Prospectus Supplement”).  Subject to the closing of the transactions contemplated by the Underwriting Agreement, MBIA’s subsidiary, National Public Finance Guarantee Corporation, will repurchase from the Underwriter 8,000,000 shares of Common Stock of MBIA.

Under the Underwriting Agreement, WP X and its affiliates are generally prohibited from, without the prior written consent of the Underwriter, disposing of Common Stock of MBIA or publicly announcing an intention to effect such a disposition, in each case, for a period of 60 days after May 18, 2015.

The transactions contemplated by the Underwriting Agreement are expected to be consummated on May 21, 2015.

Item 5.       Interest in Securities of the Issuer

(c) Other than as described in this Amendment, the Warburg Pincus Reporting Persons have not effected any transactions in the Common Stock of MBIA in the past 60 days. The additional language added to Item 4 by this Amendment is incorporated herein by reference.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses set forth in Item 4 of this Schedule 13D are hereby incorporated by reference in their entirety.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2015

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By: Warburg Pincus X, L.P., its general partner

By: Warburg Pincus X GP L.P., its general partner

By: WPP GP LLC, its general partner

By: Warburg Pincus Partners, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS X, L.P.

By: Warburg Pincus X GP L.P., its general partner

By: WPP GP LLC, its general partner

By: Warburg Pincus Partners, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS X GP L.P.

By: WPP GP LLC, its general partner

By: Warburg Pincus Partners, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WPP GP LLC

By: Warburg Pincus Partners, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PARTNERS, L.P.

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PARTNERS GP LLC

By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS & CO.

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS LLC

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Managing Director

CHARLES R. KAYE

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Attorney-in-Fact*

JOSEPH P. LANDY

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Attorney-in-Fact*

* Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the United States Securities and Exchange Commission on November 26, 2013 as an exhibit to a statement on Form 4 filed by Warburg Pincus Private Equity IX, L.P. with respect to Laredo Petroleum Holdings, Inc. (now known as Laredo Petroleum, Inc.) and is hereby incorporated by reference.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(see 18 U.S.C. 1001)